SHARE EXCHANGE AGREEMENT

This Share Exchange Agreement (the “Agreement”) is entered into as of February 7, 2017 and between Dr. Xianguo LI (here in described as “LI”), majority shareholder of StarPower ON Systems Inc., a Canada registered company (herein described as “SOS”),on the one hand, and KMT Global Resources Corp., a Canada registered company (herein described as “KMTGR”), majority owner of KMT Global Holdings Inc. a Nevada corporation, currently quoted on OTC Markets bearing the trading symbol “KMTG”, on the other hand.

RECITALS

WHEREAS, KMTGR is the majority owner of KMTG, representing approximately 62% of the outstanding shares of common stock in KMTG;

WHEREAS, LI invented a proprietary fuel cell technology and has transferred all intellectual property associated with that technology to SOS;

WHEREAS, LI is the sole owner of SOS, representing 100% of the outstanding shares of common stock in SOS;

WHEREAS, the parties to this Agreement desire to form a collaboration to finance and commercialize the SOS fuel cell technology;

WHEREAS, the parties are in discussions for SOS to be acquired by KMTG in a transaction that is expected to be completed in the near future for the purposes of achieving public company status and raising the required capital;

WHEREAS, in order to commence the acquisition process, KMTGR desires to sell, transfer and assign the control block of 50.1% in KMTG to LI, and the LI desires to purchase, exchange and acquire the control block from the KMTGR in exchange for SOS shares;

NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereby agree as follows:

I.           Purchase and Sale of the Assets

1.1           Exchange of Shares.  KMTGR shall deliver to LI, free and clear of any liens or encumbrances of any kind, all of KMTGR’s right, title and interest in 175,350,000 shares of common stock in KMTG in exchange for 10% of the outstanding shares in SOS, which LI shall deliver to KMTGR, free and clear of any liens or encumbrances of any kind.

1.2           Closing.  The Closing (the “Closing”) shall take place at the offices of KMTGR on January 15, 2017, or at such other place, date and time as the parties may agree in writing (the “Closing Date”).

1.3           Conditions to Closing.  The closing of the exchange of shares will be subject to the following conditions, which must be satisfied at or prior to the Closing unless otherwise specified:

1.	evidence satisfactory to KMTGR that LI transferred his technology rights inclusive of related patents and know how to SOS free and clear of any encumbrances;

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2.	KMTGR is to transfer 175,350,000 common shares to Li representing 50.1% of KMTG total share capital free and clear of any encumbrances and in return LI will transfer 10% of SOS share capital in common shares to KMTGR on an undiluted base for a period of 24 months;
3.	KMTG is to commission an international press release announcing the change of control from KMTGR to LI;

1.4           Post Closing Undertaking by KMTGR & LI.  After the Closing Date, KMTGR and LI will carry out a list of undertakings herein attached as Schedule A.

II.           Additional Covenants

LI shall transfer to KMTGR 20% of his post-merger shares within a period of 12 months conditional upon KMTGR using its capacity to raise a total amount of USD 20 million for KMTG.

III.          Representations and Warranties

3.1           Authority.  The parties each represent to the other that it has the right to enter into this Agreement and has the ability to perform its obligations hereunder, including the assignment, transfer and delivery by each, and purchase by each, of the shares exchanged hereunder.  KMTGR is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

3.3           Execution of Agreement.  The execution, delivery and performance of this Agreement and the completion of the transactions contemplated by this Agreement have been authorized by all necessary corporate action on the part of each party and no other corporate proceedings or approvals are required to authorize this Agreement or to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not: (a) violate, conflict with, modify or cause any default under or acceleration of (or give any party any right to declare any default or acceleration upon notice or passage of time or both), in whole or in part, any charter, article of incorporation or organization, bylaw, operating agreement, mortgage, lien, deed of trust, indenture, lease, agreement, instrument, order, injunction, decree, judgment, law or any other restriction of any kind to which LI or KMTGR are a party or by which any of them or any of their properties are bound; (b) result in the creation of any security interest, lien, encumbrance, adverse claim, proscription or restriction on any property or asset (whether real, personal, mixed, tangible or intangible), right, contract, agreement or business of LI or KMTGR; (c) violate any law, rule or regulation of any federal or state regulatory agency; or (d) permit any federal or state regulatory agency to impose any restrictions or limitations of any nature on LI or KMTGR or any of their respective actions.

3.4       No Other Representations.  Except as expressly set forth in this Agreement, neither party makes any further representations or warranties concerning the subject matter contained herein.

3.5       Survival.  Each of the representations, warranties and agreements of each of LI or KMTGR contained in this Agreement shall survive for a period of one (1) year following the Closing Date.

IV.           Miscellaneous

4.1            Assignment.  Neither this Agreement nor any interest hereunder will be assignable in part or in whole by either party without the prior written consent of the non-assigning party.

4.2           Governing Law and Venue.  This Agreement is executed pursuant to and shall be interpreted and governed for all purposes under the laws of the Province of Ontario, Canada.  Any cause of action brought to enforce any provision of this Agreement shall be brought in the Province of Ontario, Canada.  If any provision of this Agreement is declared void, such provision shall be deemed severed from this Agreement, which shall otherwise remain in full force and effect.  This Agreement shall supersede any previous agreements, written or oral, expressed or implied, between the parties relating to the subject matter hereof.

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4.3            Notices.  Any notice, request, demand, or other communication given pursuant to the terms of this Agreement shall be deemed given upon delivery, and may only be delivered or sent via hand delivery, facsimile, or by overnight courier, correctly addressed to the addresses of the parties indicated below or at such other address as such party shall in writing have advised the other party.

4.4           Amendment.  No amendment, modification or supplement of any provision of this Agreement will be valid or effective unless made in writing and signed by a duly authorized officer of each party.

4.5           Waiver.  No provision of this Agreement will be waived by any act, omission or knowledge of a party or its agents or employees except by an instrument in writing expressly waiving such provision and signed by a duly authorized officer of the waiving party.

4.6           Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under the applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

 4.7           Attorneys’ Fees.  In the event that any suit, arbitration, legal action, proceeding or dispute between the parties arises in connection with this Agreement, the prevailing party shall be entitled to recover all expenses, costs and fees, including reasonable attorney’s fees, actually incurred in association with such action.

 4.8           Entire Agreement.  This Agreement, including all exhibits, is the complete, final and exclusive understanding and agreement of the parties and cancels and supersedes any and all prior negotiations, correspondence and agreements, whether oral or written, between the parties respecting the subject matter of this Agreement.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written hereinabove.

KMT Global Resources Corp.
A Canada registered company

/s/ Edward Chan	/s/ Dr. Xianguo Li
By: Edward Chan	Dr. Xianguo Li
Its: CEO

Schedule A

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KMTGR & LI undertakings

KMTGR

1.	Start and complete raising 20 million USD in new capital for the merged company within 1 year from signing of this Agreement;
2.	KMTGR will continue to advance necessary capital to the merged company for its operations until it is funded;
3.	KMTGR agrees to become part of SOS’s management upon signing of this Agreement for a period of no less than 24 months. A separate compensation package of market standard will be negotiated and agreed between LI and KMTGR.

LI

1.	Li will complete transferring of his technology rights into SOS in form of a technology transfer agreement;
2.	LI will commit to spend time and work with the development team to engage in road show and provide consultation to potential investors and/or partners;
3.	LI will fulfill his undertaking to transfer the 20% share capital to KMTGR or assigned upon the USD 20 million is raised and the shares will be transferred according to proration.

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